UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

明珠货运控股有限公司
(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Submission of Matters to a Vote of Security Holders.

At the Extraordinary General Meeting of Shareholders of Mingzhu Logistics Holdings Limited (the “Company”), which was held on June 14, 2024, each of the proposals described below was approved by the Company’s shareholders of record. The final results for the votes regarding each proposal are set forth in the following tables. Each of the proposals is described in detail in the Company’s Proxy Statement, dated May 8, 2024 (the “Proxy Statement”).

Proposal 1:

Approval of the resolution:

THAT if the minimum closing bid price of the Company’s ordinary share does not meet the requirement to regain compliance with Nasdaq Listing Rule 5550(a)(2) as of the date of this meeting, every eight (8) issued and unissued ordinary shares of a par value of US$0.001 each in the share capital of the Company (the “Existing Shares”) be consolidated into one (1) ordinary share of a par value of US$0.008 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each

TO US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each.

THAT following the Share Consolidation, the proportion between the amount paid and the amount, if any, unpaid on each Consolidated Share is the same as it was from in the case of the Existing Shares from which it was derived and no fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation and all fractional shares issuable to our holders of record resulting from the Share Consolidation be rounded up to the nearest whole number of share and in connection with the Share Consolidation, any Director of the Company is authorized to do such further acts and things and sign, make, execute, deliver all documents as any Director shall deem necessary or appropriate:

	For	Against	Abstain
Share Consolidation	19,291,002	184,996	2,288

Proposal 2:

Approval of the resolution:

THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each

TO US$800,000 divided into 100,000,000 ordinary shares of a par value of US$0.008 each:

	For	Against	Abstain
Share Capital Increase	19,269,094	206,904	2,288

Proposal 3:

Approval of the resolution:

THAT following the Share Consolidation and the Share Capital Increase, the first sentence in Paragraph 8 of the current memorandum of association of the Company be deleted in its entirety and the following provision be substituted in lieu thereof:

“The share capital of the Company is US$800,000 divided into 100,000,000 ordinary shares of US$0.008 par value each, in accordance with Article 2.3 of the Articles of Association of the Company.”

THAT following the Share Consolidation and the Share Capital Increase, the second amended and restated memorandum and articles of association of the Company (the “New Memorandum and Articles”), a copy of which has been produced to the meeting and marked “A” and initialed by the chairman of the EGM for identification purpose, be and are hereby approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect; and

THAT any Director or registered office provider of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she/it shall, in his/her/its absolute discretion, deem necessary or expedient to give effect to the proposed adoption of the New Memorandum and Articles, including without limitation, attending to the necessary registration and/or filings of the New Memorandum and Articles and all requisite documents for and on behalf of the Company, and to make each filing in the United States that is necessary in connection with this resolution, and the Company’s registered office provider be and is hereby authorized and instructed to make each filing with the Registrar of Companies in the Cayman Islands that is necessary in connection with this resolution.

	For	Against	Abstain
Adoption of Second A&R Memorandum and Articles of Association	19,274,177	201,590	2,519

Effective Date and CUSIP Update.

At the abovementioned Extraordinary General Meeting of Shareholders held on June 14, 2024, Mingzhu Logistics Holdings Limited’s stockholders approved resolutions effecting a reverse stock split of Mingzhu Logistics Holdings Limited’s issued ordinary share at a ratio of 1:8 (the “Reverse Stock Split”). Mingzhu Logistics Holdings Limited’s board of directors previously approved, subject to Mingzhu Logistics Holdings Limited’s stockholder approval of the Reverse Stock Split at the Extraordinary General Meeting, a final ratio of 1-for-8 for the Reverse Stock Split.

On June 17, 2024, Mingzhu Logistics Holdings Limited filed Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands.

As of the Effective Time, each 8 shares of Mingzhu Logistics Holdings Limited ordinary share, par value $0.001, per share of Mingzhu Logistics Holdings Limited (“Ordinary Share”) outstanding immediately prior to the Effective Time will be combined and reclassified, automatically and without any action on the part of Mingzhu Logistics Holdings Limited or its stockholders, into one new share of Ordinary Share. No fractional shares of Ordinary Share will be issued as a result of the Reverse Stock Split. Shareholders who would otherwise receive a fraction of an Ordinary Shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares.

The ordinary share will commence trading on a split-adjusted basis, under the ticker symbol “YGMZ” at the open of trading on July 1, 2024, at which time the ordinary share will be represented by a new CUSIP number G6180C 113.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED 明珠货运控股有限公司

Date: June 21, 2024	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

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